William H Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.

April 1, 2010

Dear Authority,

In response to you letter to Stereo Vision Entertainment Inc. (OTCBB:SVSN) containing seven comments dated March 12, 2010, i've been traveling on business in our ongoing efforts to complete a quality financing for my company Stereo Vision, and my mail from our Headquarters in Van Nuys took a few days to catch up with me. Upon receipt of your request, I forwarded it to our auditors, and we will now be able to have our completed response Edgarized, and filed by April 16, 2010.

The Company understands that it is responsible for the adequacy, and accuracy of all disclosures in our S.E.C. filings.

Please feel free to contact me directly with any further questions or comments.

Very Truly Yours,

Jack Honour
CEO/CFO
Stereo Vision
Office 818-456-3858
Cell    512-608-8166
http://stereovision.com
jack@stereovision.com

15452 Cabrito Rd., Ste. 204  *  Van Nuys, CA. 91406

Phone: 818-456-3858  Fax: 727-289-4071